Via Facsimile and U.S. Mail
Mail Stop 6010

November 21, 2008

Wade D. Miquelon
SVP and Chief Financial Officer
Walgreen Co.
200 Wilmot Road
Deerfield, IL 60015

Re: Walgreen Co.
Form 10-K for the Fiscal Year Ended August 31, 2008
File No. 1-00604

Dear Mr. Miquelon:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Consolidated Financial Statements
(1) Summary of Major Accounting Policies
Description of Business, page 12

1. You disclosed that you are principally engaged in the retail drugstore business and have one reportable segment. However, you disclosed in your first risk factor that the retail drugstore and pharmacy benefit industries are highly competitive and that further increases in competition could adversely affect you. You also disclosed in your MD&A that gross margin was negatively impacted by non-retail

businesses that presumably represents your pharmacy benefit services that have lower margins and are becoming a greater part of your total business. Please tell us the following:

- What are your operating segments;
- How you determined that the economic characteristics of the operating segments and each of the five criteria for aggregation outlined in paragraph 17 of SFAS 131 are similar; and
- How the chief operating decision maker evaluates the operations of the pharmacy benefit services and why, at a minimum, you do not disclose the retail drugstore and pharmacy benefit services as separate reportable segments.

Revenue Recognition, page 13

2. You describe the various pharmacy benefit management services that you provide in your corporate website. Please disclose your revenue recognition policy for your pharmacy benefit management services. Please refer to SAB 104.

Other
Transaction with McKesson Corporation

3. We note the Company's October 21, 2008 press release announcing a definitive agreement with McKesson Corporation to acquire McKesson's specialty pharmacy operations. It is our understanding that the terms of the agreement have not been disclosed, nor has the definitive acquisition agreement been filed with the Commission. Please confirm whether the terms of the agreement with McKesson have been made public and, if not, briefly explain your rationale for not making this disclosure. Additionally, tell us why you did not file a Form 8-K.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the processing of our response as well as any questions regarding the first two comments. You may contact Daniel Greenspan, Staff Attorney, at (202) 551-3623 or Suzanne Hayes, Legal Branch Chief at (202) 551-3675 with questions on the last comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant